UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ]     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010 OR

[   ]      Transition report pursuant to Section 15(d) of the Securities Exchange Act of l934

For the transition period from ______ to ________________

Commission File Number 0-13089

A.           Full title of plan and the address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

B.           Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY,
SUCCESSOR TO WHITNEY HOLDING CORPORATION
P. O. BOX 4019
GULFPORT, MISSISSIPPI 39501

Explanatory Note:

Hancock Holding Company (the “Company”)  is filing this Form 11-K as Successor to the Whitney National Bank Savings Plus Plan.  As previously disclosed, effective June 4, 2011, the Company completed its previously-announced merger (the “Merger”) with Whitney Holding Corporation (“Whitney”), pursuant to an Agreement and Plan of Merger, dated as of December 21, 2010 (the “Merger Agreement”) between the Company and Whitney. At closing, Whitney merged with and into the Company, with the Company surviving the Merger as the surviving corporation.  Pursuant to the Merger Agreement, holders of Whitney common stock have a right to receive .418 of a share of common stock of the Company for each share of Whitney common stock held immediately prior to the effective time of the Merger, plus cash in lieu of fractional shares.  Simultaneous with the Merger, Whitney National Bank, a national banking association and wholly owned subsidiary of Whitney, merged with and into Hancock Bank of Louisiana, a Louisiana banking organization and wholly owned subsidiary of the Company, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name “Whitney Bank.”

Whitney National Bank Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Whitney National Bank Savings Plus Plan
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits at December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2010	3
Notes to Financial Statements, December 31, 2010 and 2009	4–10
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010	11

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Whitney National Bank Savings Plus Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010  in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 29, 2011

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009

Assets

Investments, at fair value	$139,593,150	$114,604,580

Notes receivable from participants	2,958,286	2,654,850

Contributions receivable	2,741,876	2,549,363

Dividends and interest receivable	14,623	12,885

Total assets	145,307,935	119,821,678

Liabilities

Due to broker for securities purchased	-	102,220

Total liabilities	-	102,220

Net assets available for plan benefits, at fair value	145,307,935	119,719,458

Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(428,810)	28,232

Net assets available for plan benefits	$144,879,125	$119,747,690

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2010

Additions:
Investment income
Net appreciation in fair value of investments	$18,932,289
Dividends	1,462,167
Interest	1,092
Total investment income	20,395,548

Interest income from notes receivable from participants	155,102

Contributions
Employer	6,963,393
Employee	8,505,710
Others (including rollovers)	358,474
Total contributions	15,827,577
Total additions	36,378,227

Deductions:
Benefits paid to participants	11,228,713
Administrative expenses	18,079
Total deductions	11,246,792

Increase in net assets available for plan benefits	25,131,435
Net assets available for plan benefits
Beginning of year	119,747,690
End of year	$144,879,125

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
Year Ended December 31, 2010

1.	Plan Description

General
The following description of the Whitney National Bank Savings Plus Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Whitney National Bank (the “Bank”) is the sponsor of the Plan.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration
The Bank’s Trust and Wealth Management Division acts as Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department.  The Plan’s employee account record maintenance function is performed by an outside service organization, Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), which also functions as custodian.

Contributions
Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, subject to certain limitations.  The Bank matches the participant’s eligible contributions dollar for dollar up to 4% of the participant’s compensation.  The foregoing provisions qualify the Plan as a Safe Harbor Plan in 2010 and 2009.  Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.  The Plan Administrator may also allow participants to contribute or roll over assets attributable to their pre-tax contributions to another qualified employee benefit plan.  The Plan was amended in 2008 to authorize the Bank to make discretionary retirement contributions, beginning in 2009, on behalf of participants in the Plan who are either (i) ineligible to participate in the Bank’s qualified defined-benefit pension plan or (ii) subject to the freeze in benefit accruals under the defined-benefit plan.  The discretionary retirement contribution for a Plan year is up to 4% of the covered participants’ eligible compensation for such year and is allocated only to participants who are employed on the first and last day of the plan year or who terminated employment due to death, disability, reduction in force or retirement on or after normal retirement age.  The Bank authorized discretionary contributions of $2,741,876 and $2,549,363, respectively, for the 2010 and 2009 Plan years.

Vesting
Participants vest immediately in their voluntary contributions, matching Bank contributions and investment earnings.  Participants vest in their allocated profit sharing contribution accounts after completing three years of eligible service, subject to earlier vesting in the case of retirement, death or disability or reduction in force.

Benefits
Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate service or in the event of death, disability or retirement.  Participants may also transfer their account balance to another tax deferred qualified plan.  A lump-sum distribution is subject to certain taxes and penalties imposed by the IRC and to the Plan’s rules regarding the availability of distributions.  In certain circumstances, participants who are actively employed may request a hardship withdrawal from their account, but the participant may be subject to Federal and State income taxes and the imposition of a penalty tax on such withdrawals for the year of distribution.  The Plan has adopted the hardship withdrawal provisions of the Katrina Emergency Tax Relief Act (“KETRA”).  The Plan also allows certain withdrawals by actively employed participants who are at least 59-1/2 years of age.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions, and investment income, gains and losses.

Participation
The Plan covers all salaried employees of the Bank who have completed six months or more of employment (eligible participants).

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
Year Ended December 31, 2010 and 2009

Participant Loans
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000.  Loan maturities generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence.  Plan amendments in response to KETRA temporarily increased the loan limit for qualified participants to $100,000, allowed them to borrow up to 100% of their account balances and relaxed certain loan terms.  The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan administrator on a uniform and consistent basis.  The interest rate on outstanding loan balances ranged between 4.25% and 9.25% for 2010 and 2009.  Principal and interest is paid ratably through semi-monthly payroll deductions.  Upon origination of a loan, participants are charged an administrative fee.  Loan fees are reflected in administrative expenses.

Investment Options
Under the provisions of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested.  Employees may choose from a number of registered investment company investments, e.g. mutual funds, a stable value fund and Whitney Holding Corporation common stock.

Cash and Cash Equivalents
From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Whitney stock.  During 2010 and 2009, most of the cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

2.	Subsequent Event – Merger of Whitney Holding Corporation with Hancock Holding Company

On June 4, 2011, Whitney Holding Corporation (the “Corporation”), the parent of the Bank, completed its merger with and into Hancock Holding Company (“Hancock”).  Simultaneous with the merger, the Bank merged with and into Hancock Bank of Louisiana, a wholly owned subsidiary of Hancock, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name “Whitney Bank.”  Upon completion of the merger, Whitney Bank became the Plan’s sponsor, and Hancock assumed administration of the Plan acting through its Human Resources Department.

The Plan will continue for a period of time to be determined by Hancock under substantially the same terms and conditions as existed prior to the merger.  Eligibility for participation in the Plan after the merger is restricted to employees of Whitney Bank.  An employee of Whitney Bank who was not a participant at the merger date will become eligible to participate in the Plan after meeting the Plan’s eligibility conditions, provided the employee performed services at a location owned by Whitney National Bank immediately before the merger.  Shares of the Corporation’s common stock held as plan investments were exchanged for Hancock common shares at the exchange ratio specified in the merger agreement, and the option to invest in Corporation common stock was replaced with the option to invest in Hancock common stock.

3.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are stated at fair value.  See Note 6 for discussion of fair value measurements and required disclosures.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
Year Ended December 31, 2010 and 2009

Financial Accounting Standards Board (FASB) guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  The statements of net assets available for plan benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Interest income is recorded on an accrual basis.

Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law.  This election can be made annually and need not be the same each year.  Substantially all of the administrative expenses of the Plan were borne by the Bank in 2010.

Certain asset management fees are imposed under each of the investment options offered by the Plan.  These management fees are charged against the return earned by the applicable investment option.  In general, no sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.  One of the registered investment company investment options deducts a trading fee when shares are held fewer than 90 days.

Payment of Benefits
Benefits are recorded when paid.

4.	Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2010 and 2009:

	2010	2009
Whitney Stock Fund (including cash of $655,614 and $457,160 as of December 31, 2010 and 2009, respectively)	$21,299,290	$12,174,187
Fidelity Advisor Stable Value Portfolio: Class I, at contract value	22,501,216	21,605,070
Fidelity Advisor Equity Income Fund: Institutional Class I	12,691,304	12,202,084
Fidelity Capital Appreciation Fund	16,810,263	14,699,897
Fidelity Contrafund	15,240,271	13,065,039
Oakmark Equity & Income Fund – Class I	8,136,164	7,557,033

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
Year Ended December 31, 2010 and 2009

During 2010, the Plan’s investments (including gains and losses on investments bought, sold, transferred in, and held during the year) appreciated in value by a net $18,932,289 as follows:

Year Ended December 31, 2010

Investments in Registered Investment Companies	$10,930,918
Investment in Common/Collective Trust	357,745
Investment in Whitney Stock Fund	7,643,626
Net Change in Fair Value	$18,932,289

5.	Investment in Whitney Holding Corporation Stock

The Plan held investments in the Bank’s parent, Whitney Holding Corporation, at December 31, 2010 and 2009 as shown in the following table:

	2010	2009

Number of shares held	1,458,917	1,286,172
Market value of shares	$20,643,676	$11,717,027
As a % of fair value of the Plan’s total investments	14.79%	10.22%
As a % of the outstanding common shares of the Corporation	1.51%	1.33%

With regard to the Whitney Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  As of December 31, 2010 and 2009, there were approximately 1,654,153 and 1,446,119 units outstanding with a market value of approximately $12.83 and $8.35 per unit, respectively, related to the Whitney Stock Fund.

6.	Fair Value

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  This accounting guidance also emphasizes that fair value is a market-based measurement and not an entity-specific measurement and established a hierarchy to prioritize the inputs that can be used in the fair value measurement process.  The inputs in the three levels of this hierarchy are described as follows:

Level 1
Quoted prices in active markets for identical assets or liabilities.  An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices.  This would include quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs, to the extent that observable inputs are unavailable. This allows for situations in which there is little or no market activity for the asset or liability at the measurement date.

The Plan’s investments in registered investment companies (e.g., mutual funds) are valued using the Net Asset Value (NAV) of shares held by the plan at year end.  The Plan’s investment in common/collective trusts consists of an investment in a stable value fund.   The stable value fund invests primarily in high-

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
Year Ended December 31, 2010 and 2009

quality debt securities and enters into contracts designed to allow the fund to maintain a constant NAV and provide other portfolio protection.  The fair values of the underlying assets of the stable value fund were based on either quoted prices in active markets or observable inputs or quotations from inactive markets.  The Plan obtains the fair value of its investment in the stable value fund from the fund’s administrator.  The fair value of the Plan’s Whitney Stock Fund investment represents the value of the common shares held based on the closing price reported on the exchange on which the shares are traded plus any cash held by the fund.

The following tables below present, by level within the fair value hierarchy, the Plan’s investments at fair value at December 31, 2010 and 2009.

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2010
Registered Investment Companies:
U.S. equity – large cap funds	$50,537,992	$-	$-	$50,537,992
U.S. equity – mid cap funds	8,095,419	-	-	8,095,419
U.S. equity – small cap funds	4,429,151	-	-	4,429,151
Foreign equity – large cap fund	4,380,471	-	-	4,380,471
Target date retirement funds	9,806,587	-	-	9,806,587
Taxable bond funds	9,784,664	-	-	9,784,664
Fixed income fund	193,386	-	-	193,386
Balanced fund	8,136,164	-	-	8,136,164
Common Collective Trusts	-	22,930,026	-	22,930,026
Whitney Stock Fund	21,299,290	-	-	21,299,290
Total investments at fair value	$116,663,124	$22,930,026	$-	$139,593,150

December 31, 2009
Registered Investment Companies:
U.S. equity – large cap funds	$45,148,753	$-	$-	$45,148,753
U.S. equity – mid cap funds	5,812,754	-	-	5,812,754
U.S. equity – small cap funds	3,014,154	-	-	3,014,154
Foreign equity – large cap fund	3,978,425	-	-	3,978,425
Target date retirement funds	6,276,655	-	-	6,276,655
Taxable bond funds	8,872,664	-	-	8,872,664
Fixed income fund	193,117	-	-	193,117
Balanced fund	7,557,033	-	-	7,557,033
Common Collective Trusts	-	21,576,838	-	21,576,838
Whitney Stock Fund	12,174,187	-	-	12,174,187
Total investments at fair value	$93,027,742	$21,576,838	$-	$114,604,580

7.	Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and common stock.  Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts to be reported in the Statements of Net Assets Available for Plan Benefits for future periods.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
Year Ended December 31, 2010 and 2009

8.	Related Party Transactions

The Plan invests in shares of registered investment companies and units of a common/collective trust that are managed by an affiliate of Fidelity, and in Whitney Holding Corporation common stock.  Fidelity is the record keeper and custodian as defined by the Plan and Whitney Holding Corporation is the Bank's parent.  Therefore, these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules.  Additionally, participant loans are related party transactions which are also exempt from the prohibited transaction rules.

9.	Tax Status

The Plan has received a favorable determination letter dated, June 11, 2008, stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

10.	Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date.  In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan’s assets to participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$144,879,125	$119,747,690
Less: Contributions receivable	(2,741,876)	(2,549,363)
Less: Benefit claims payable	(85,861)	(12,877)
Adjustment from contract value to fair value	428,810	(28,232)
Net assets available for benefits per the Form 5500	$142,480,198	$117,157,218

The following is a reconciliation of interest income per the financial statements for the year ended December 31, 2010 to Form 5500:

Interest income on investments per the financial statements	$1,092
Interest income from notes receivable from participants per the financial statements	155,102
Interest income per Form 5500	$156,194

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
Year Ended December 31, 2010 and 2009

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500:

Benefits paid to participants per financial statements	$11,228,713
Add: Benefit claims payable at December 31, 2010	85,861
Less: Benefit claims payable at December 31, 2009	(12,877)
Benefits paid to participants per Form 5500	$11,301,697

12.	Recent Accounting Pronouncements

In September 2010, the FASB issued new guidance for the reporting of loans to participants by a defined contribution pension plan. The new guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This guidance is effective for fiscal years ending after December 15, 2010 and is applied retrospectively to all periods presented.  Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued amended guidance on the disclosure of fair value measurements that added new disclosures and clarified certain existing disclosure requirements.  The amended guidance requires disclosure of the amount of and the reason for any significant transfers between Level 1 and Level 2 of the fair value hierarchy as well as the policy for determining when transfers between levels are recognized.  The guidance also requires a more detailed breakdown of the information presented in the reconciliation of the beginning and ending balance of Level 3 fair value measurements, including separate information on purchases, sales, issuances, settlements and transfers in or out.  The FASB clarified the requirement to disclose valuation techniques and inputs for recurring and nonrecurring fair value measurements as well the guidance on how assets and liabilities should be disaggregated for the fair value measurement disclosures.  Most of this amended guidance is effective for the Plan beginning in 2010, except the more detailed reconciliation of Level 3 measurements which is effective for 2011.

Whitney National Bank Savings Plus Plan
EIN 72-0352101, Plan Number 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Federated Mid Cap Index Fund	U.S. Equity – Mid Cap		$5,007,039
*	Fidelity Advisor Equity Income Fund: Institutional Class I	U.S. Equity – Large Cap		12,691,304
*	Fidelity Advisor Intermediate Bond Fund: Class I	Taxable Bond Fund		4,937,564
*	Fidelity Advisor Value Strategies Fund: Class I	U.S. Equity – Mid Cap		3,088,380
*	Fidelity Capital Appreciation Fund	U.S. Equity – Large Cap		16,810,263
*	Fidelity Contrafund	U.S. Equity – Large Cap		15,240,271
*	Fidelity Four-in-One Index Fund	U.S. Equipty – Large Cap		587,341
*	Fidelity Freedom Income Fund	Fixed Income Fund		193,386
*	Fidelity Freedom 2000 Fund	Target date retirement fund		327,102
*	Fidelity Freedom 2005 Fund	Target date retirement fund		177,153
*	Fidelity Freedom 2010 Fund	Target date retirement fund		1,245,473
*	Fidelity Freedom 2015 Fund	Target date retirement fund		2,231,764
*	Fidelity Freedom 2020 Fund	Target date retirement fund		1,526,192
*	Fidelity Freedom 2025 Fund	Target date retirement fund		1,340,583
*	Fidelity Freedom 2030 Fund	Target date retirement fund		1,116,211
*	Fidelity Freedom 2035 Fund	Target date retirement fund		598,169
*	Fidelity Freedom 2040 Fund	Target date retirement fund		606,447
*	Fidelity Freedom 2045 Fund	Target date retirement fund		305,479
*	Fidelity Freedom 2050 Fund	Target date retirement fund		332,014
*	Fidelity Strategic Income Fund	Taxable Bond Fund		2,485,783
*	Fidelity U.S. Bond Index Fund	Taxable Bond Fund		1,726,737
*	Spartan U.S. Equity Index Fund – Investor Class	U.S. Equity – Large Cap		5,208,813
*	Spartan International Index Fund – Investor Class	Foreign equity – Large Cap		4,380,471
	Oakmark Equity & Income Fund – Class I	Balanced Fund		8,136,164
	Wells Fargo Advantage Small Cap Value Fund – Class Z	U.S. Equity – Small Cap		4,071,326
	PIMCO Low Duration Fund – Administrative Class	Taxable Bond Fund		634,580
	Columbia Small Cap Index Fund – Class Z	U.S. Equity – Small Cap		357,825

	Subtotal Registered Investment Companies			95,363,834

*	Fidelity Advisor Stable Value Portfolio: Class I	Common/Collective Trust		22,930,026

*	Whitney Holding Corporation Stock	Whitney Stock Fund		20,643,676
*	Cash			655,614
	Subtotal Whitney Stock Fund			21,299,290

	Total investments			139,593,150

*	Notes receivable from participants	4.25%-9.25% 2010-2017		2,958,286

	Total			$142,551,436

*Denotes party-in-interest.
**Cost information not required for participant directed investments under an individual account plan.

SIGNATURES

The Plan.  Pursuant to the  requirements  of the  Securities  Exchange Act of 1934, the trustees (or other persons who  administer  the employee  benefit  plan) have duly caused this annual  report to be signed on their behalf by the undersigned hereunto duly authorized.

    Whitney National Bank Savings Plus Plan

Date:_6/29/11________________                            By:   /s/ Catherine Gray
Catherine Gray
Plan Administrator